EXHIBIT 20





                         Media Relations:         Investor Relations:
                         Roger W. W. Baker        Daniel A. conforti
                         (203) 698-5148           (203) 698-5132



           AMERICAN BRANDS REAFFIRMS COMPANY'S STRONG
             GROWTH OUTLOOK AT INVESTMENT CONFERENCE

    -- Hays Updates Growth Strategy, Notes Earnings Prospects and Announces Further Share Repurchases --


Old Greenwich, CT, June 11, 1996 -- Thomas C. Hays, chairman and chief executive officer of American Brands, Inc. (NYSE-AMB),

today reaffirmed the Company's determination to achieve compound earnings per share (E.P.S.) growth in the range of 10% and

announced plans to repurchase additional shares during 1996.

     Speaking to an audience of over 100 at an investment

community conference held in New York City, Hays said American

Brands' vision is to be recognized as one of the most successful consumer products companies in the world.  "Leveraging our

portfolio of great brands is at the heart of our strategy to accelerate growth and enhance returns."  Currently, 18 of those consumer brands have sales exceeding $100 million each, and three exceed $1 billion each.

     Hays announced a bold step to extend the Company's share

repurchase program.  Last year, American Brands reduced fully diluted shares by 30 million, or more than 14%.

     Today, Hays said that American Brands could repurchase a

total of 10 million Common shares in 1996, nearly 8 million more than announced this past January.  In April, the Company had announced that it was considering further share repurchases, and through last week, 4.7 million shares had been purchased.  In addition, the March 1996 call of a convertible issue further reduced fully diluted shares by 2.8 million.  So, altogether,

fully diluted shares could be reduced during 1996 by about 13 million, or 7%.

     The share repurchases may be effected from time to time in the open market or through privately negotiated transactions,

subject to market conditions.

     "Underlying everything we do is a determination to delight our two key constituencies:  the consumers of our products and the owners of our stock," Hays said.  "Our 10% E.P.S. growth goal, which assumes exchange rate stability and a satisfactory economic and pricing environment, is backed by great consumer brands and by a passion to outperform our competitors.  It is also backed by tremendous cash flow and a powerful balance sheet.

This combination gives us many options to achieve our goal."

     Hays noted that the highest priority is internal brand

development.  During 1995, American Brands invested $1.1 billion on marketing and customer service, and another $200 million on capital projects.  For 1996, the Company expects those

investments to increase to $1.3 billion and $230 million, up 14%

and 15%, respectively.  "Even in so-called mature categories," he added, "we've been achieving growth by emphasizing new products and new markets.  Across all categories, our internal profit growth goals are substantially higher than the category growth rates.

     "We're also focusing strongly on asset management.  From

every category, we are expecting higher return on investment over the next several years."

     Commenting on the Company's recent acquisition activity,

Hays recapped the successful completion of American Brands'

January 1996 purchase of Cobra Golf.  Together with the Titleist and Foot-Joy brands, Cobra gives American Brands worldwide

leadership in this global growth category.  Golf is also American

Brands' fastest growing category.

     Hays stated that, with the markets now at or near historic highs, American Brands is emphasizing internal brand development over acquisitions.  "Acquisitions are not our first priority," he said.  "Our approach is methodical and thoughtful, and our focus generally is on smaller, add-on opportunities.  We're certainly in no rush.

     "Let me put our priorities, along with our confidence in our prospects, in perspective," he added.  "Over the two years since mid-1994, we have massively restructured American Brands,

realizing $2.5 billion in proceeds from divestitures.   Since

then, and assuming we purchase the additional shares announced today, we will have invested more than 70% of that amount

reducing fully diluted shares, compared with less than 30% on acquisitions."

     In reiterating his commitment to building shareholder value,

Hays said, "Over the past two years, 1994-95, the total return on our Common stock was 49%, compared with 39% for the S&P 500.  Our

10% E.P.S. growth rate goal along with a dividend yield currently near 5% imply an annual total return going forward in the range of 15%.  This 15% return assumes no change in our price-earnings multiple, which is an unexciting 14 times trailing earnings and only 13 times analysts' consensus estimates for 1996.  We believe that our track record and prospects could justify a higher

multiple."

     Hays noted that the Company's multiple is well below the

average of consumer products company peers.  He also observed that some investors apparently aren't aware that American Brands sold its domestic tobacco subsidiary in 1994 and is indemnified by Brown & Williamson and The American Tobacco Company against any pending and future product liability matters relating to

American Tobacco's business.

     Commenting on the Company's dividend, Mr. Hays noted that

the dividend paid per share has increased for 28 consecutive years.  "Even though the payout ratio is still high," he stated,

"the possibility of a modest increase this year is a matter of thoughtful consideration for our Board."

     For the second quarter, which ends on June 30, Hays said,

"E.P.S. should be solidly ahead, building on the strong first quarter, in spite of mixed economic signals and a lower

translation rate for the British pound."  First quarter E.P.S.

was up 17%, excluding a 6 cent per share extraordinary charge in connection with the retirement of two debenture issues.  Hays reaffirmed the Company's expectation that it would achieve its

E.P.S. goal of growth in the range of 10% for the full year.

     In conclusion, Hays stated that, "while substantial progress toward realizing the Company's vision has been made, American

Brands remains a work in progress.

Nevertheless, we move to the future with strength and optimism.

We have many opportunities, our operations are sound, and we have tremendous financial resources."

                           *    *    *

     Headquartered in Old Greenwich, Connecticut, American Brands

is an international consumer products holding company.  Its

operating companies have powerhouse brands and leading market positions.  Major distilled spirits brands sold by units of JBB

Worldwide, Inc. include Jim Beam and Old Grand-Dad bourbons,

DeKuyper cordials and Whyte & Mackay Scotch.  MasterBrand

Industries has leading hardware and home improvement brands

including Moen faucets, Master locks and Aristokraft cabinets.

ACCO World Corporation's major office product brands include Day-

Timer and Swingline.  Acushnet Company's golf brands include

Titleist, Cobra, Pinnacle and Foot-Joy.  Gallaher Limited sells tobacco products, principally in Europe, where its major brands include Benson and Hedges and Silk Cut.

                           *    *    *

     This press release contains statements relating to future

results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign

exchange rate fluctuations, competitive product and pricing

pressures, the impact of excise tax increases with respect to international tobacco and distilled spirits, regulatory

developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the

Company's Securities and Exchange Commission filings.

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